                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                          ADVANCED NUTRACEUTICALS, INC.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    00760Q201
                                 (CUSIP Number)

                            Cambridge Holdings, Ltd.
                         106 South University Blvd. #14
                                Denver, CO 80209
                                 (303) 722-4008
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 21, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for the Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

         Cambridge Holdings, Ltd.
         84-0826695 (IRS Employer ID Number)

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)

         (b)

(3)      SEC Use Only __________________________________________________________

(4)      Source of Funds (See Instructions) WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization

         Colorado (USA)

Number of Shares      (7)   Sole Voting Power: 419,413*
Beneficially Owned
by Each Reporting     (8)   Shared Voting Power: 419,413*
Person with:
                      (9)   Sole Dispositive Power: 419,413*

                      (10)  Shared Dispositive Power: 419,413*

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person: 419,413*

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ___

(13)     Percent of Class Represented by Amount in Row (11): 17.0%

(14)     Type of Reporting Person (See Instructions): CO

         *Consists of 101,913 shares owned by the Reporting Person, 267,500 shares which could be acquired by the Reporting Person by conversion of the note made by the Issuer to the reporting person and 50,000 shares which could be acquired by the Reporting Person by exercise of a warrant from the Issuer.

Item 1. Security and Issuer.

         (a)      Name and address of principal executive offices of Issuer:

                  Advanced Nutraceuticals, Inc.
                  106 South University Blvd. #14
                  Denver, CO 80209

         (b)      Title and class of equity securities:

                  Common Stock, $.01 par value (the "Common Stock")

Item 2. Identity and Background.

         (a)      Name of person filing:

                  Cambridge Holdings, Ltd.

         (b)      Residence or Business Address:

                  106 South University Blvd. #14
                  Denver, CO 80209

         (c)      Principal occupation:

                  Not applicable.

         (d)      Criminal proceedings:

                  The Reporting Person has never been, during the last five years, convicted in any criminal proceeding.

         (e)      Civil Proceedings:

                  The Reporting Person has not been, during the last five years, a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

         (f)      Citizenship:

                  Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.

         The securities were acquired by the Reporting Person with funds from its working capital.

Item 4. Purpose of the Transaction.

         The Reporting Person has no plans or proposals which would result in any of the items enumerated in Item 4(a)-(j); however, the President of the Reporting Person is a director and officer of the Issuer and it is expected that he will consider plans or proposals in such capacity.

Item 5. Interests in Securities of the Issuer.

         (a)      Number of shares beneficially owned:

                  The Reporting Person is the beneficial owner of a total of 419,413 shares of Common Stock, including 101,913 shares owned and 317,500 shares which could be acquired by note conversion and warrant exercise.

                  Percent of class:

                  17.0% (The Issuer has 2,151,989 Shares of Common Stock outstanding based on the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 2001)

         (b) Rights with respect to the sole power to vote, direct the vote of, or dispose of shares:

                  101,913 shares of Common Stock

         (c)      Recent transactions:

                  On February 21, 2002, the Reporting Person was informed of the approval by the Issuer's senior lender of the Reporting Person's $250,000 loan to the Issuer. Principal and interest on the note are convertible into the Issuer's Common Stock at $1.00 per share. The Reporting Person also received a warrant to purchase up to 50,000 shares of the Issuer's Common Stock at $1.00 per share.

         (d)      Rights with respect to dividends or sales proceeds:

                  Not applicable.

         (e)      Date of cessation of five percent beneficial ownership:

                  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

Item 7. Material to be Filed as Exhibits.

         Not applicable.



                                    SIGNATURE

         After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

                                            CAMBRIDGE HOLDINGS, LTD.


Date: February 22, 2002                     By: /s/ Gregory S. Pusey
     -----------------------------             ---------------------------------
                                               Gregory S. Pusey, President